--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                                   FORM 11-K


                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997


                        Commission File Number  33-43105



                                 TITLE OF PLAN
                            THE BON-TON STORES, INC.
                    PROFIT SHARING / RETIREMENT SAVINGS PLAN




               ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN
                            THE BON-TON STORES, INC.
                            2801 EAST MARKET STREET
                            YORK, PENNSYLVANIA 17402
                                 (717) 757-7660


                              ------------------




--------------------------------------------------------------------------------

            THE BON-TON STORES, INC.
            PROFIT SHARING/RETIREMENT SAVINGS PLAN

            FINANCIAL STATEMENTS
            AS OF DECEMBER 31, 1997 AND 1996
            TOGETHER WITH AUDITORS' REPORT

                            THE BON-TON STORES, INC.
                            ------------------------

                     PROFIT SHARING/RETIREMENT SAVINGS PLAN
                     --------------------------------------


                         INDEX TO FINANCIAL STATEMENTS
                         -----------------------------

                           DECEMBER 31, 1997 AND 1996
                           --------------------------


                                                                                              PAGE
                                                                                           -----------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                             1

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF DECEMBER 31,
 1997                                                                                                2


STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF DECEMBER 31,
 1996                                                                                                3


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE
 YEAR ENDED DECEMBER 31, 1997                                                                        4


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE
 YEAR ENDED DECEMBER 31, 1996                                                                        6


NOTES TO FINANCIAL STATEMENTS                                                                        7

SCHEDULE I - ITEM 27(A)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
 AS OF DECEMBER 31, 1997                                                                            12


SCHEDULE II - ITEM 27(D)--SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE
 YEAR ENDED DECEMBER 31, 1997                                                                       13

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of
The Bon-Ton Stores, Inc.
Profit Sharing/Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Bon-Ton Stores, Inc. Profit Sharing/Retirement Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, listed in the index to financial statements, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Lancaster,  Pa.,
 June 10, 1998



                                                     THE BON-TON STORES, INC.
                                                     ------------------------

                                              PROFIT SHARING/RETIREMENT SAVINGS PLAN
                                              --------------------------------------

                                        STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                        ---------------------------------------------------

                                                         DECEMBER 31, 1997
                                                         -----------------


                                                                Compass      Invesco      Invesco
                                                   Bon-Ton    Capital Core   Dynamic   Total Return    Janus
                                       Total      Stock Fund   Bond Fund      Fund         Fund         Fund
                                    -----------   ----------  ------------ ----------- ------------  -----------
ASSETS:
 Cash                               $    15,959   $   15,959  $        --  $        --  $        --  $        --
                                    -----------   ----------  -----------  -----------  -----------  -----------
 Contributions receivable -
  Employer & employee/participant     1,967,071      130,525      129,939       40,120      369,787       87,327
                                    -----------   ----------   ----------   ----------   ----------   ----------
 Interest and dividend receivables      155,448           --       10,250      145,198           --           --
                                    -----------   ----------   ----------   ----------   ----------   ----------
 Investments, at fair value:
  Bon-Ton Common Stock                3,004,079    3,004,079           --           --           --           --
  Compass Capital Core Bond Fund      2,001,854           --    2,001,854           --           --           --
  Invesco Dynamic Fund                1,042,962           --           --    1,042,962           --           --
  Invesco Total Return Fund           7,360,413           --           --           --    7,360,413           --
  Janus Fund                          2,582,832           --           --           --           --    2,582,832
  Scudder Growth & Income Fund       11,849,119           --           --           --           --           --
  PNC Investment Contract Fund       14,803,854           --           --           --           --           --
                                    -----------   ----------   ----------   ----------   ----------   ----------
         Total investments           42,645,113    3,004,079    2,001,854    1,042,962    7,360,413    2,582,832
                                    -----------   ----------   ----------   ----------   ----------   ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS                           $44,783,591   $3,150,563   $2,142,043   $1,228,280   $7,730,200   $2,670,159
                                    ===========   ==========   ==========   ==========   ==========   ==========

                                      Scudder        PNC
                                      Growth      Investment
                                     & Income      Contract
                                       Fund          Fund
                                   ------------  ------------
ASSETS:
 Cash                              $         --  $         --
                                   ------------  ------------
 Contributions receivable -
  Employer & employee/participant      625,526       583,847
                                   -----------   -----------
 Interest and dividend receivables          --            --
                                   -----------   -----------
 Investments, at fair value:
  Bon-Ton Common Stock                      --            --
  Compass Capital Core Bond Fund            --            --
  Invesco Dynamic Fund                      --            --
  Invesco Total Return Fund                 --            --
  Janus Fund                                --            --
  Scudder Growth & Income Fund      11,849,119            --
  PNC Investment Contract Fund              --    14,803,854
                                   -----------   -----------
       Total investments            11,849,119    14,803,854
                                   -----------   -----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS                          $12,474,645   $15,387,701
                                   ===========   ===========


   The accompanying notes are an integral part of this financial statement.




                                                     THE BON-TON STORES, INC.
                                                     ------------------------

                                              PROFIT SHARING/RETIREMENT SAVINGS PLAN
                                              --------------------------------------

                                        STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                        ---------------------------------------------------

                                                         DECEMBER 31, 1996
                                                         -----------------


                                                                          Retirement Savings Funds
                                                      ---------------------------------------------------------------
                                                         Stable      Balanced     Bon-Ton    Stock Index
                                             Total    Income Fund      Fund     Stock Fund       Fund      Bond Fund
                                         -----------  -----------   ----------  -----------  -----------   ----------
ASSETS:
 Cash                                    $10,613,643  $        --   $4,896,012  $        --   $       70   $       29
                                         -----------  -----------   ----------  -----------   ----------   ----------
 Contributions receivable -
  Employer & employee/participant          1,697,435      120,707      126,381       40,544      159,963       49,841
                                         -----------   ----------   ----------   ----------   ----------   ----------
 Interest receivable                          46,277          374          142           14        2,150          146
                                         -----------   ----------   ----------   ----------   ----------   ----------
 Investments, at fair value:
  EB Temporary Investment Fund             6,669,434      624,363      129,949           --    5,258,012       99,736
  EB MBA Government Corporate Bond
   Index Fund                              8,095,179           --           --           --           --           --
  DF Government Securities Fund            6,718,992    4,697,155           --           --           --           --
  Bon-Ton Common Stock                     1,055,172           --           --    1,055,172           --           --
  Barclays Global Investors Bond Fund      1,665,398           --           --           --           --    1,665,398
                                         -----------   ----------   ----------   ----------   ----------   ----------
         Total investments                24,204,175    5,321,518      129,949    1,055,172    5,258,012    1,765,134
                                         -----------   ----------   ----------   ----------   ----------   ----------

  Sales pending settlement                   817,817      408,086           --        1,645           --           --
                                         -----------   ----------   ----------   ----------   ----------   ----------
         Total assets                     37,379,347    5,850,685    5,152,484    1,097,375    5,420,195    1,815,150

LIABILITIES:
 Purchases pending settlement                398,705      383,685           --        1,582           --           --
                                         -----------   ----------   ----------   ----------   ----------   ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS                                $36,980,642   $5,467,000   $5,152,484   $1,095,793   $5,420,195   $1,815,150
                                         ===========   ==========   ==========   ==========   ==========   ==========

                                         Profit Sharing Funds
                                       ------------------------
                                          Main         Option
                                          Fund          Fund
                                       -----------  -----------
ASSETS:
 Cash                                  $ 5,717,532  $        --
                                       -----------  -----------
 Contributions receivable -
  Employer & employee/participant        1,154,602       45,397
                                       -----------   ----------
 Interest receivable                        43,418           33
                                       -----------   ----------
 Investments, at fair value:
  EB Temporary Investment Fund             557,374           --
  EB MBA Government Corporate Bond
   Index Fund                            8,095,179           --
  DF Government Securities Fund                 --    2,021,837
  Bon-Ton Common Stock                          --           --
  Barclays Global Investors Bond Fund           --           --
                                       -----------   ----------
         Total investments               8,652,553    2,021,837
                                       -----------   ----------

  Sales pending settlement                 408,086           --
                                       -----------   ----------
         Total assets                   15,976,191    2,067,267

LIABILITIES:
 Purchases pending settlement                   --       13,438
                                       -----------   ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS                              $15,976,191   $2,053,829
                                      ============  ===========

   The accompanying notes are an integral part of this financial statement.

                                   THE BON-TON STORES, INC.
                                   ------------------------

                            PROFIT SHARING/RETIREMENT SAVINGS PLAN
                            --------------------------------------

                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                --------------------------------------------------------------

                             FOR THE YEAR ENDED DECEMBER 31, 1997
                             ------------------------------------

                                                                                          PNC as Trustee
                                                                        ----------------------------------------------------
                                                                          Compass     Invesco        Invesco
                                                          Bon-Ton      Capital Core   Dynamic         Total         Janus
                                              Total      Stock Fund      Bond Fund     Fund        Return Fund      Fund
                                           -----------   ----------    ------------ -----------    -----------   -----------
ADDITIONS TO NET ASSETS:
  CONTRIBUTIONS-
  Employer                                 $ 1,859,077   $  124,217     $  122,619  $    37,658    $  347,003   $    81,766
  Employee/participant                       3,169,875      220,506        270,551       35,442       737,824        75,983
                                           -----------   ----------     ----------  -----------    ----------   -----------
         Total contributions                 5,028,952      344,723        393,170       73,100     1,084,827       157,749
                                           -----------   ----------     ----------  -----------    ----------   -----------

  INVESTMENT INCOME-
  Unrealized appreciation
   (depreciation) in fair
    market value                             3,293,288    1,585,615          9,631      (81,628)      822,437      (353,993)
  Dividends and interest                     2,087,540          960        146,733      145,198       333,284       428,882
  Realized gains (losses)                    2,189,703      168,912          8,982        2,678       207,758         1,985
                                           -----------   ----------     ----------  -----------    ----------   -----------
         Total investment income             7,570,531    1,755,487        165,346       66,248     1,363,479        76,874
                                           -----------   ----------     ----------  -----------    ----------   -----------
         Total additions                    12,599,483    2,100,210        558,516      139,348     2,448,306       234,623
                                           -----------   ----------     ----------  -----------    ----------   -----------
DEDUCTIONS FROM NET ASSETS:
 Benefit payments and withdrawals            4,669,337      148,900        228,545       21,179       814,540        12,679
 Administrative expenses                       127,197        5,055          2,138          951         7,360         2,174
 Interfund transfers - net                          --     (108,515)           940   (1,111,062)     (951,310)   (2,450,389)
                                           -----------   ----------     ----------  -----------    ----------   -----------
         Total deductions                    4,796,534       45,440        231,623   (1,088,932)     (129,410)   (2,435,536)

TRANSFER OF ASSETS FROM MELLON                      --           --      1,815,150           --     5,152,484            --
                                          ------------  -----------   ------------  -----------   -----------   -----------


INCREASE (DECREASE) IN NET ASSETS
 AVAILABLE FOR PLAN BENEFITS
                                             7,802,949    2,054,770      2,142,043    1,228,280     7,730,200     2,670,159
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                         36,980,642    1,095,793             --           --            --            --
                                          ------------  -----------   ------------  -----------   -----------   -----------
  End of year                              $44,783,591   $3,150,563     $2,142,043  $ 1,228,280    $7,730,200   $ 2,670,159
                                          ============  ===========   ============  ===========   ===========   ===========

                                                       PNC as Trustee
                                           -----------------------------------------
                                              Scudder       PNC             PNC
                                              Growth     Investment     Conservative
                                             & Income     Contract        Profile
                                               Fund         Fund           Fund
                                           -----------   -----------    ------------
ADDITIONS TO NET ASSETS:
  CONTRIBUTIONS-
  Employer                                 $   587,370   $   558,444   $         --
  Employee/participant                       1,108,719       720,850             --
                                           -----------   -----------    -----------
         Total contributions                 1,696,089     1,279,294             --
                                           -----------   -----------    -----------
  INVESTMENT INCOME-
  Unrealized appreciation
   (depreciation) in fair
    market value                               837,560       473,666             --
  Dividends and interest                     1,026,137         1,018          5,328
  Realized gains (losses)                      204,741       152,670      1,441,977
                                           -----------   -----------    -----------
         Total investment income             2,068,438       627,354      1,447,305
                                           -----------   -----------    -----------
         Total additions                     3,764,527     1,906,648      1,447,305
                                           -----------   -----------    -----------
DEDUCTIONS FROM NET ASSETS:
 Benefit payments and withdrawals              811,621     1,706,156        925,717
 Administrative expenses                        11,722        48,368         12,469
 Interfund transfers - net                  (4,113,266)   (7,751,708)    16,485,310
                                           -----------   -----------    -----------
         Total deductions                   (3,289,923)   (5,997,184)    17,423,496

TRANSFER OF ASSETS FROM MELLON               5,420,195     7,483,869     15,976,191
                                           -----------   -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
 AVAILABLE FOR PLAN BENEFITS               $12,474,645   $15,387,701   $         --

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                 --            --             --
                                           -----------   -----------    -----------
  End of year                              $12,474,645   $15,387,701   $         --
                                           ===========   ===========   ============

   The accompanying notes are an integral part of this financial statement.


                                                     THE BON-TON STORES, INC.
                                                     ------------------------

                                              PROFIT SHARING/RETIREMENT SAVINGS PLAN
                                              --------------------------------------

                                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                  --------------------------------------------------------------

                                               FOR THE YEAR ENDED DECEMBER 31, 1997
                                               ------------------------------------

                                                            (CONTINUED)
                                                            -----------


                                                                                Mellon Bank as Trustee
                                               -----------------------------------------------------------------------------------
                                                  Stable       Balanced    Stock Index                     Main          Option
                                               Income Fund       Fund          Fund       Bond Fund        Fund           Fund
                                               ------------  ------------  ------------  ------------  -------------  ------------
ADDITIONS TO NET ASSETS:
 CONTRIBUTIONS-
  Employer                                     $         --  $         --  $         --  $         --  $          --  $         --
  Employee/participant                                   --            --            --            --             --            --
                                               ------------  ------------  ------------  ------------  -------------  ------------
Total contributions                                      --            --            --            --            --             --
                                               ------------  ------------  ------------  ------------  -------------  ------------
 INVESTMENT INCOME-
  Unrealized appreciation (depreciation) in
   fair market value                                    --            --            --            --             --            --
  Dividends and interest                                --            --            --            --             --            --
  Realized gains (losses)                               --            --            --            --             --            --
                                               -----------   -----------   -----------   -----------   ------------   -----------
         Total investment income                        --            --            --            --             --            --
                                               -----------   -----------   -----------   -----------   ------------   -----------
         Total additions                                --            --            --            --             --            --
                                               -----------   -----------   -----------   -----------   ------------   -----------
DEDUCTIONS FROM NET ASSETS-
 Benefit payments and withdrawals                       --            --            --            --             --            --
 Administrative expenses                            36,960            --            --            --             --            --
 Interfund transfers-net                               --            --            --            --             --            --
                                               -----------   -----------   -----------   -----------   ------------   -----------
         Total deductions                           36,960            --            --            --             --            --

TRANSFER OF ASSETS FROM MELLON                  (5,430,040)   (5,152,484)   (5,420,195)   (1,815,150)   (15,976,191)   (2,053,829)
                                               -----------   -----------   -----------   -----------   ------------   -----------

INCREASE (DECREASE) IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                              (5,467,000)   (5,152,484)   (5,420,195)   (1,815,150)   (15,976,191)   (2,053,829)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                              5,467,000     5,152,484     5,420,195     1,815,150     15,976,191     2,053,829
                                               -----------   -----------   -----------   -----------   ------------   -----------
  End of year                                  $        --   $        --   $        --   $        --   $         --   $        --
                                               ===========   ===========   ===========   ===========   ============   ===========

    The accompanying notes are an integral part of this financial statement.


                                                     THE BON-TON STORES, INC.
                                                     ------------------------

                                              PROFIT SHARING/RETIREMENT SAVINGS PLAN
                                              --------------------------------------

                                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                  --------------------------------------------------------------

                                               FOR THE YEAR ENDED DECEMBER 31, 1996
                                               ------------------------------------


                                                                      Retirement Savings Funds
                                                              -----------------------------------------------------
                                                                Stable       Balanced       Bon-Ton    Stock Index
                                                   Total      Income Fund       Fund       Stock Fund       Fund
                                                -----------   -----------    ----------    ----------   -----------
ADDITIONS TO NET ASSETS:
CONTRIBUTIONS-
  Employer                                      $ 1,650,737    $   94,105    $   98,770    $   32,013    $  187,195
  Employee/participant                            3,430,136       984,186       830,735       304,618       991,331
                                                -----------    ----------    ----------    ----------    ----------
         Total contributions                      5,080,873     1,078,291       929,505       336,631     1,178,526
                                                -----------    ----------    ----------    ----------    ----------
 INVESTMENT INCOME-
  Unrealized appreciation (depreciation) in
   fair market value                               (122,257)      (74,850)           --       194,798            --

  Dividends and interest                          1,612,693       344,696       184,976           722        11,876
  Realized gains (losses)                         2,376,000        10,398       550,474       (29,888)      903,531
                                                -----------    ----------    ----------    ----------    ----------
         Total investment income                  3,866,436       280,244       735,450       165,632       915,407
                                                -----------    ----------    ----------    ----------    ----------
         Total additions                          8,947,309     1,358,535     1,664,955       502,263     2,093,933
                                                -----------    ----------    ----------    ----------    ----------
DEDUCTIONS FROM NET ASSETS-
 Benefit payments and withdrawals                 5,075,255     1,317,063       589,455       130,439       564,212
 Administrative expenses                            274,945        64,468        24,479        10,162        29,471
 Interfund transfers - net                               --       127,103       (40,432)        8,694      (164,041)
                                                -----------    ----------    ----------    ----------    ----------
         Total deductions                         5,350,200     1,508,634       573,502       149,295       429,642
                                                -----------    ----------    ----------    ----------    ----------

INCREASE (DECREASE) IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                                3,597,109      (150,099)    1,091,453       352,968     1,664,291

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                              33,383,533     5,617,099     4,061,031       742,825     3,755,904
                                                -----------    ----------    ----------    ----------    ----------
  End of year                                   $36,980,642    $5,467,000    $5,152,484    $1,095,793    $5,420,195
                                                ===========    ==========    ==========    ==========    ==========


                                                 Retirement
                                                   Savings
                                                    Funds       Profit Sharing Funds
                                                 ----------   ------------------------
                                                    Bond         Main         Option
                                                    Fund         Fund          Fund
                                                 ----------   -----------   ----------
ADDITIONS TO NET ASSETS:
CONTRIBUTIONS-
  Employer                                       $   38,655   $ 1,154,602   $   45,397
  Employee/participant                              319,266            --           --
                                                 ----------   -----------   ----------
         Total contributions                        357,921     1,154,602       45,397
                                                 ----------   -----------   ----------
 INVESTMENT INCOME-
  Unrealized appreciation (depreciation) in
   fair market value                                (69,798)     (142,136)     (30,271)
  Dividends and interest                            114,000       811,815      144,608
  Realized gains (losses)                             4,444       947,536      (10,495)
                                                 ----------   -----------   ----------
         Total investment income                     48,646     1,617,215      103,842
                                                 ----------   -----------   ----------
         Total additions                            406,567     2,771,817      149,239
                                                 ----------   -----------   ----------
DEDUCTIONS FROM NET ASSETS-
 Benefit payments and withdrawals                   200,609     1,609,337      664,140
 Administrative expenses                             20,639        92,516       33,210
 Interfund transfers - net                           69,300         6,842       (7,466)
                                                 ----------   -----------   ----------
         Total deductions                           290,548     1,708,695      689,884
                                                 ----------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                                  116,019     1,063,122     (540,645)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                               1,699,131    14,913,069    2,594,474
                                                 ----------   -----------   ----------
  End of year                                    $1,815,150   $15,976,191   $2,053,829
                                                 ==========   ===========   ==========

    The accompanying notes are an integral part of this financial statement.

                            THE BON-TON STORES, INC.
                            ------------------------

                     PROFIT SHARING/RETIREMENT SAVINGS PLAN
                     --------------------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                           DECEMBER 31, 1997 AND 1996
                           --------------------------


1. DESCRIPTION OF PLAN
   -------------------

The following description of the Bon-Ton Stores, Inc. Profit Sharing/Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL
-------

The Plan is a defined contribution Plan covering substantially all employees of The Bon-Ton Stores, Inc. (the "Company") who have one year of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

EMPLOYEE CONTRIBUTIONS
----------------------

Eligible employees may elect to make basic contributions from 1% to 15% of their compensation. The Plan has additional limitations on pre-tax contributions for highly compensated participants. For the Plan years 1997 and 1996, a highly compensated participant, as defined by the Plan, is a participant with an annual salary equal to or greater than $80,000 and $66,000, respectively.

EMPLOYER CONTRIBUTIONS
----------------------

The Plan's profit sharing contributions are made at the Company's discretion out of the annual current earnings of the Company subsequent to the close of the Company's fiscal year. Contributions are paid to the designated trustee of the Plan and are subject to certain limitations as dictated by the Internal Revenue Code (IRC). Profit sharing contributions are allocated to each participant's account based upon the investment elections chosen by them. These contributions are allocated on or before the last day of the Plan year in the ratio which the participant's compensation for the Plan year plus the participant's compensation in excess of 40% of the Social Security Wage Base for the Plan year bears to the total compensation for the Plan year plus the total compensation in excess of 40% of the Social Security Wage Base for the Plan year of all eligible participants. The maximum amount which may be allocated to any member is 4.3% of the sum of the participant's compensation for the Plan year plus the participant's compensation over 40% of the Social Security Wage Base for the Plan year.

Matching employer contributions are at the discretion of the Board of Directors. These contributions are allocated to the respective investments based upon the allocations chosen by the participant. During 1997 and 1996, the Company contributed 20% of the employees' contributions up to 5% of compensation.

PARTICIPANT ACCOUNTS
--------------------

Each participant's account is credited with the participant's contribution and allocation of: (a) the employer's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Forfeitures are allocated on the same basis as profit sharing contributions.

INVESTMENTS
-----------

Prior to the change in Plan trustee (Note 3) on January 1, 1997, investment of the Company's contribution to the Plan's profit sharing funds was under the control and management of the Trustee, subject to the Company's Board of Directors and/or the Plan's Administrative Committee. Additionally, investment of participants' and the Company's matching contributions to the Plan's 401(k) funds were allocated at the discretion of the participant.

Effective with the change in Plan trustee, investment of the participants' and the Company's contributions, matching and profit sharing, are allocated at the discretion of the participant.

VESTING
-------

Participants are fully vested as to their own contributions. With regard to employer matching contributions, the Plan has adopted a three-year cliff vesting policy, which provides for 100% vesting after three years of service. Participants' interest in profit sharing contributions are fully vested after five years of service.

BENEFIT PAYMENTS
----------------

Participants may make withdrawals from their employee pre-tax contribution accounts at any time after age 59 1/2 or at any time for economic hardship, as defined by the Plan. After-tax employee contributions may be withdrawn at any time. Upon termination of employment, participants are entitled to receive the entire balance in their employee account and employer account (if vested). In the event of death or disability of a participant before termination of employment, 100% of a participant's account is distributed to a beneficiary as defined. Withdrawals may be paid in a lump sum, in installments, as an annuity for life, as a joint and survivor annuity, or any combination of the foregoing at the option of the participant.

Benefits due to retired and terminated participants, which are included in the statement of net assets available for plan benefits at December 31, 1997 and 1996, amounted to $798,353 and $1,872,039, respectively.

PLAN TERMINATION
----------------

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    ------------------------------------------

BASIS OF ACCOUNTING
-------------------

The financial statements of the Plan are reflected on the accrual basis of accounting.

ESTIMATES
---------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS
-----------

Participants have the option to invest their contributions and employer contributions in any of the following seven funds: PNC Investment Contract Fund, Compass Capital Core Bond Fund, Janus Fund, Scudder Growth & Income Fund, Invesco Total Return Fund, Invesco Dynamic Fund and Bon-Ton Stock Fund.

All investments are presented at fair market value. As of December 31, 1997, the Bon-Ton Stock Fund, Invesco Total Return Fund, Janus Fund, Scudder Growth & Income Fund and the PNC Investment Contract Fund were greater than 5% of net assets. The following investments as of December 31, 1996 were greater than 5% of net assets: Mellon Bank EB Temporary Investment Fund, EB MBA Government Corporate Bond Index Fund and the DF Government Securities Fund.

REALIZED GAINS (LOSSES) AND UNREALIZED APPRECIATION (DEPRECIATION) IN FAIR
--------------------------------------------------------------------------
MARKET VALUE
------------

The computations of both realized gains and losses and the unrealized appreciation and depreciation in fair market value are based on the difference between the fair market values of the investments at the beginning of the year and the fair market values on the sales dates or the end of the year, as applicable.

ADMINISTRATIVE EXPENSES
-----------------------

Under terms of the Plan agreement all expenses are paid by the Plan unless paid directly by the Company.

3.  TRUSTEES
    --------

Effective January 1, 1997 PNC Bank, N.A. became the trustee for the Plan.
During the conversion process the Plan transferred participant balances from its former trustee, Mellon Bank, N.A. into comparable funds at PNC Bank, N.A. The Plan transferred the Profit Sharing Main fund from Mellon Bank, N.A. into the PNC Conservative Profile Fund until the Profit Sharing amounts could be invested according to the participants' allocations. The PNC Conservative Profile Fund is not an investment option of the Plan and was liquidated by the Plan during the year.

During 1996 Mellon Bank, N.A. was the trustee of the Plan. In anticipation of the change in trustees the Plan sold certain investments and invested the proceeds in liquid assets as of yearend to facilitate investment changes as of January 1, 1997.

4.    RELATED PARTY TRANSACTIONS
      --------------------------

Certain Plan investments are shares of investments managed by PNC Bank, N.A. PNC Bank, N.A. is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest dealings. Fees paid by the Plan for recordkeeper services amounted to $90,240 for the year ended December 31, 1997. There were no fees paid to PNC Bank, N.A. for investment management services.

5.  FEDERAL INCOME TAXES
    --------------------

The Internal Revenue Service has determined and informed the Company by a letter dated January 30, 1996, that the Plan is qualified under Sections 401(a) and 401(k) of the IRC and the trust established under the Plan is exempt from federal income taxes under Section 501(a). The Plan's management believes that subsequent amendments have not affected the Plan's qualification and that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
    ---------------------------------------------------

The following is a reconciliation of net assets available for plan benefits on the financial statements to the Form 5500:

                                                                                December 31
                                                                   - - - - - - - - - - - - - - - - - - -
                                                                          1997                1996
                                                                   ------------------  ------------------
     Net assets available for plan benefits on the financial
      statements                                                         $44,783,591         $36,980,642


     Amounts allocated to withdrawing participants                          (798,353)         (1,872,039)
                                                                         -----------         -----------

     Net assets available for plan benefits on the Form 5500             $43,985,238         $35,108,603
                                                                         ===========         ===========




The following is a reconciliation of benefits paid to participants on the financial statements to the Form 5500:

                                                                               Year ended
                                                                           December 31, 1997
                                                                           ------------------
     Benefits paid to participants on the financial statements                   $ 4,669,337

     Add:  Amounts allocated to withdrawing participants at December 31,
      1997                                                                           798,353

     Less:  Amounts allocated to withdrawing participants at December
      31, 1996                                                                   (1,872,039)
                                                                                 -----------
          Benefits paid to participants on the Form 5500                         $ 3,595,651
                                                                                 ===========


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                                            SCHEDULE I

                                 EIN 23-1269309
                                 --------------
                                    Plan 003
                                    --------


                            THE BON-TON STORES, INC.
                            ------------------------

                     PROFIT SHARING/RETIREMENT SAVINGS PLAN
                     --------------------------------------


          Item 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
          -----------------------------------------------------------

                            AS OF DECEMBER 31, 1997
                            -----------------------




                                        Number of
Description of Investment                Shares       Cost        Market
--------------------------              ---------  ----------   ----------

The Bon-Ton Stores, Inc. Common Stock    200,272  $ 1,729,117  $ 3,004,079
Compass Capital Core Bond Fund           204,063    1,958,383    2,001,854
Invesco Dynamic Fund                      74,711    1,124,591    1,042,962
Invesco Total Return Fund                253,022    6,689,683    7,360,413
Janus Fund                               103,728    2,936,824    2,582,832
Scudder Growth & Income Fund             433,557   11,266,909   11,849,119
PNC Investment Contract Fund*          7,903,820   14,388,542   14,803,854
                                                  -----------  -----------
                                                  $40,094,049  $42,645,113
                                                  ===========  ===========


*Represents a party-in-interest transaction.






         The accompanying notes are an integral part of this schedule.

                                                            SCHEDULE II

                                EIN 23-1269309
                                --------------

                                   Plan 003
                                   --------

                           THE BON-TON STORES, INC.
                           ------------------------

                    PROFIT SHARING/RETIREMENT SAVINGS PLAN
                    --------------------------------------

                ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS
                -----------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1997
                     ------------------------------------



                                               Number of    Purchase    Number of    Selling     Cost of    Net Gain
                 Description                   Purchases   Price (1)      Sales     Price (1)   Items Sold   (Loss)
---------------------------------------------  ---------  ------------  ---------  -----------  ----------  ---------
Single Transactions in Excess of 5%
---------------------------------------------
PNC Investment Contract Fund*                          1   $5,257,317              $       --   $      --      $  --
Compass Capital Money Market                           1    5,257,317                      --           --        --
Compass Capital Money Market                                       --           1   5,257,317    5,257,317        --
Compass Capital Money Market                           1    6,682,992                      --           --        --
Compass Capital Money Market                                       --           1   6,682,992    6,682,992        --
Compass Capital Money Market                           1    8,080,991                      --           --        --
Compass Capital Money Market                                       --           1   8,080,991    8,080,991        --
PNC Investment Contract Fund*                          1    6,682,992                      --           --        --
PNC Investment Contract Fund*                          1    8,080,991                      --           --        --
Invesco Total Return Fund                              1    5,025,961                      --           --        --
Compass Capital Money Market                           1    5,025,961                      --           --        --


                                  (Continued)

(1) The purchase prices and selling prices of the above transactions represent the current value of the assets on the transaction date.

*Represents party-in-interest transactions

         The accompanying notes are an integral part of this schedule.

                                                            SCHEDULE II

                                EIN 23-1269309
                                --------------

                                    Plan 003
                                    --------

                            THE BON-TON STORES, INC.
                            ------------------------

                     PROFIT SHARING/RETIREMENT SAVINGS PLAN
                     --------------------------------------

                ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS
                -----------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------

                                  (CONTINUED)
                                  -----------

                                               Number of   Purchase    Number of    Selling       Cost of    Net Gain/
                 Description                   Purchases   Price (1)     Sales     Price (1)    Items Sold     (Loss)
---------------------------------------------  ---------  -----------  ---------  ------------  -----------  ----------
Single Transactions in Excess of 5%
---------------------------------------------
PNC Conservative Profile Fund*                            $       --           1   $8,872,832    $8,219,984   $652,848
PNC Investment Contract Fund*                          1   8,872,832                       --            --         --
Compass Capital Money Market                                      --           1    5,025,960     5,025,960         --
Scudder Growth & Income Fund                           1   5,258,012                       --            --         --
Compass Capital Money Market                           1   5,258,012                       --            --         --
Compass Capital Money Market                                      --           1    5,258,012     5,258,012         --

                                  (Continued)

(1) The purchase prices and selling prices of the above transactions represent the current value of the assets on the transaction date.


*Represents party-in-interest transactions

         The accompanying notes are an integral part of this schedule.

                                                            SCHEDULE II

                                EIN 23-1269309
                                --------------

                                    Plan 003
                                    --------

                            THE BON-TON STORES, INC.
                            ------------------------

                     PROFIT SHARING/RETIREMENT SAVINGS PLAN
                     --------------------------------------

                ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS
                -----------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------

                                  (CONTINUED)
                                  -----------

                                               Number of   Purchase   Number of   Selling     Cost of    Net Gain/
                 Description                   Purchases  Price (1)     Sales    Price (1)   Items Sold    (Loss)
---------------------------------------------  ---------  ----------  ---------  ----------  ----------  ----------
Series of Transactions in Excess of 5%
---------------------------------------------
Compass Capital Money Market                         121  7,556,353         115  7,556,353    7,556,353         --
PNC Investment Contract Fund*                        136  4,175,215         139  4,093,403    4,009,260     84,143
PNC Conservative Profile Fund*                        14  1,198,006          57  8,616,215    8,027,648    588,567
Compass Core Bond Fund                               122  2,051,697          93    710,128      699,016     11,112
Invesco Total Return Fund                            135  2,928,162          99  1,647,119    1,494,717    152,402
Temporary Asset for Invested Purpose                  79  1,625,058          79  1,625,058    1,625,058         --
Scudder Growth and Income Fund                       146  6,938,892         101  1,309,603    1,140,746    168,857
Janus Fund                                            96  3,039,925          26    105,085      102,508      2,577

(1) The purchase prices and selling prices of the above transactions represent the current value of the assets on the transaction date.


*Represents party-in-interest transactions

         The accompanying notes are an integral part of this schedule.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                            THE BON-TON STORES, INC.
                            Profit Sharing / Retirement Savings Plan



Date:   June 25, 1998       By:   /s/ Michael L. Gleim
                               ------------------------
                               Michael L. Gleim
                               Plan Administrator